FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of December , 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ K. VAN DER GRAAF
                                                         By  K. VAN DER GRAAF
                                                             DIRECTOR



                                                        /S/ R. KUGLER
                                                        By  R. KUGLER
                                                            DIRECTOR


Date: 21 December 2007

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 21 December 2007
                            Financial Calendar

Exhibit 99


                         UNILEVER FINANCIAL CALENDAR



The payment timetable for Unilever 2007 final dividends on ordinary shares will be as follows:
FINAL FOR 2007                UNILEVER PLC                           PLC ADRS
Proposal Announced            07 February 2008                       07 February 2008
Declaration (at AGM)          14 May 2008                            14 May 2008
Ex-dividend date              21 May 2008                            21 May 2008
Record date                   23 May 2008                            23 May 2008
Payment Date                  19 June 2008                           19 June 2008


FINAL FOR 2007                UNILEVER NV                            NV NEW YORK SHARES

Proposal Announced            07 February 2008                       07 February 2008
Declaration (at AGM)          15 May 2008                            15 May 2008
Ex-dividend date              19 May 2008                            19 May 2008
Record Date                   21 May 2008                            21 May 2008
Payment Date                  19 June 2008                           19 June 2008



UNILEVER NV cumulative Announced           Ex-dividend date      Record date          Payment date
preference shares

4%                     05 December 2008    08 December 2008      10 December 2008     2 January 2009
6% and 7%              05 September 2008   8 September 2008      10 September 2008    1 October 2008




OTHER KEY FINANCIAL DATES FOR 2008

Financial results will be published at 07:00h UK time (08:00h CET) on the following dates:

Q4       Thursday 07 February 2008
Q1       Thursday 08 May 2008
Q2       Thursday 31 July 2008
Q3       Thursday 30 October 2008
Q4       Thursday 05 February 2009


The Annual General Meetings of Unilever PLC and Unilever N.V. will be held on Wednesday 14 May 2008, and Thursday 15 May 2008, in London and Rotterdam respectively.